 Exhibit 99.2

WF Holding Limited Announces Closing of Initial Public Offering

KUALA LUMPUR, March 28, 2025, -- WF Holding Limited (“WF Holding” or “Company”), a Malaysia-based manufacturer of fiberglass reinforced plastic (FRP) products, announced today the successful closing of its initial public offering of 2,000,000 ordinary shares, par value $0.00005 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share. The offering generated total gross proceeds of $8 million, before deducting underwriting discounts and other offering expenses. The Company’s Ordinary Shares started trading on the Nasdaq Capital Market on March 27, 2025 under the ticker symbol “WFF.”

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 Ordinary Shares at the public offering price, less underwriting discounts. The Company intends to use the net proceeds from this offering for expanding the Company’s production capacity, hiring and training staff, working capital and general corporate purposes.

The Offering was conducted on a firm commitment basis. Dominari Securities LLC acted as the lead underwriter, with Revere Securities LLC acting as a co-underwriter for the Offering. Bevilacqua PLLC acted as U.S. counsel to the Company, and The Crone Law Group, P.C. acted as U.S. counsel to the underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-282294) and was declared effective by the SEC on March 26, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement, and a free writing prospectus. Copies of the final prospectus relating to the Offering may be obtained from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor, New York, NY 10022 USA, or by telephone at +1 (212) 393-4500; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Ave, 16th Floor, New York, NY 10022 USA, or by telephone at (212) 688-2238. In addition, copies of the prospectus and free writing prospectus relating to the Offering may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

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About WF Holding Limited

Based in Malaysia, WF Holding Limited is an ISO 9001:2015 certified manufacturer of fiberglass reinforced plastic (FRP) products including tanks, pipes, ducts and custom-made FRP products. With a track record of over 30 years, we design and fabricate products that meet the specific needs of our clients, ensuring high-quality and reliable performance. Our high-quality and durable products leverage the advantages of FRP to reinforce critical industrial infrastructure, driving resilience, longevity and sustainability. We also deliver a wide range of related services such as consultation, delivery, installation, repair and maintenance.

Forward-Looking Statements

Certain statements in this announcement are “forward-looking statements” as defined under the U.S. federal securities laws, including, but not limited to, the Company’s statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

WF Holding Limited

Investor Relations

Email: corporate@winfung.com.my

Sense Consultancy Group

Yan Pheng Liang

Email: phengliang@leesense.com